March 29, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Chen Chen, Staff Accountant

Attn: Kathleen Collins, Accounting Branch Chief

Attn: David Plattner, Special Counsel

Attn: Alexandra Barone, Staff Attorney

Attn: Larry Spirgel, Office Chief

Dear Ms. Chen, Ms. Collins, Mr. Plattner, Ms. Barone and Mr. Spirgel:

dMY Technology Group, Inc. VI, a Delaware corporation (the “Company,” “dMY VI”, “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated March 28, 2023, regarding the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on January 26, 2023 (the “Schedule TO”), as amended on March 3, 2023 and March 16, 2023, and supplemented on March 24, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule TO-I/A”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended and Restated Offer to Purchase (the “Second A&R OTP”), as filed as Exhibit 99.(a)(1)(E) to Amendment No. 6 to the Schedule TO (“Amendment No. 6”).

Exhibit 99.(a)(1)(E) to Schedule TO

Questions and Answers about the Offer

Risk Factors

We may be unable to obtain additional financing..., page 30

1.

We note your disclosure on page 80 that if dMY VI does not obtain sufficient proceeds from one or more PIPE Investments, it may result in dMY VI having insufficient cash in the Trust Account to meet the requirements of the Business Combination and could impact the successful operation of Rainwater Tech following the closing. Please revise your risk factor disclosures on page 30 of the Second Amended and Restated Offer to Purchase to clarify whether additional funds will be needed to finance the merger if more than 22,326,253 shareholders submit redemption requests and the impact if such funds are not obtained. Also, clarify what additional financing beyond the current Subscription Agreements are necessary for Rainwater Tech to continue operations without disruption and when such financing would be necessary.

In response to the Staff’s comment, the Company has revised the risk factor disclosures on page 30 of the Second A&R OTP.

General

2.

We note that the company has restated its financial statements and has incorporated by reference such financial statements in the company’s amended Form 10-K. Please revise the Tender Offer Statement to highlight for investors the fact that the company restated its financial statements and to clarify the reasons for such restatement. For example, please revise your introductory paragraph to address the restatement. Also revise the “Selected Historical Financial Information of dMY VI” to clarify that the financial information for the year ended December 31, 2022 has been restated.

In response to the Staff’s comment, the Company has revised the introductory paragraph of the Schedule TO-I/A and the cover page of the Second A&R OTP to address the restatement of the Company’s financials. Further, the Company has also revised the information in the “Selected Historical Financial Information of dMY VI” section on page 67 of the Second A&R OTP to highlight that dMY VI restated its financial statements and to clarify the reasons for such restatement.

Sincerely,
By: /s/ Harry You
Name: Harry You
Title: Chairman

cc:	Adam Brenneman